355 Madison Ave
Morristown, NJ 07960
P: (973) 538-1194
F: (973) 538-1196

www.boomerangsystems.com
We Make Real Estate ™

September 22, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F St. NE
Washington, D.C. 20549

Attention:         Martin James, Senior Assistant Chief Accountant
Kate Tillan, Assistant Chief Accountant

Re:         Boomerang Systems, Inc.
Form 10-K for fiscal year ended September 30, 2010
Filed December 29, 2010
Form 10-Q for the quarterly period ended June 30, 2011
Filed August 15, 2011
File No. 000-10176

Dear Mr. James and Ms. Tillan,

Boomerang Systems, Inc. (“Boomerang”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 31, 2011, relating to the above referenced filings.

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Boomerang’s response.

Boomerang acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended September 30, 2011

Item 1.  Business, page 1

1.
Tell us, and revise future filings to disclose, the reasons for material delays in both commencing work under contracts and completing installations of your systems.  In this regard, we note your disclosure beginning on page 16 of the Form 10-Q filed August 15, 2011 that you have not yet completed the installation of two systems that, according to your disclosure on page 3 of your Form 10-K, were expected to have been completed in the first half of 2011.  We further note your disclosure in the third paragraph on page 25 of your Form 10-K that you have experienced delays in obtaining approvals necessary to begin fulfilling contracts.  Also provide the disclosure required by Item 101(h)(viii) of Regulation S-K with respect to these approvals.  To the extent the delays in commencing work on your contracts may be attributable to the need to obtain additional financing, please clarify and expand your disclosure here and in the discussion of your liquidity and capital resources as appropriate.

Collins Project (rack & rail system) – This is the first parking facility of this size and scope that we have undertaken and we have experienced unforeseen delays and cost overruns.  Due to the fact that our system is only one part of the overall project, some of the delays have been related to other aspects of the project under the control of our customer.

Crystal Springs (demo facility) – The facility is substantially complete and has been in use as a demonstration facility and for employee parking.

To clarify, it should be noted that the Company is not experiencing delays in obtaining approvals necessary to begin fulfilling contracts.  Rather, the delays are on the part of our customers and their efforts to obtain the necessary financing and/or government permitting required for their entire project to move forward, of which our systems may only be a small component.

Also, it should be noted that these delays are not the result of the Company’s lack of financing.

With regards to the disclosure required by Item 101(h)(viii), our products are typically implemented into projects that have multiple components beyond just automated parking or automated self storage.  Obtaining approvals and permitting for our system and other systems that may be incorporated into a real estate project are the responsibility of our clients.  Because these approvals are obtained on a case by case and jurisdiction by jurisdiction basis, there is no universal approval process.  Our clients have already been able to obtain approvals for our systems in Mexico, Pennsylvania, New Jersey and Florida.  Furthermore, to our knowledge none of our customers have been denied any such approvals to date.

We will clarify and expand our disclosures in future filings, beginning in our annual report on Form 10-K for the fiscal year ending September 30, 2011 (the “10-K”).

2.
In your response letter and in future filings, please provide a discussion of the material terms of your agreements with customers.  In this regard, we note your disclosure on page 13 that some of your contracts contain fixed-price provisions which may adversely affect your results of operations in the event you do not accurately estimate your costs.  Please provide similar disclosure describing the shareholder agreement with Tawreed Companies Representation regarding your joint venture.

The Company will add disclosure, similar to the descriptions of the agreements described below:

Generally, our agreements with customers provide:
•
Our customers purchases deliverables from us, which consist of equipment/materials and services, which, when combined, result in a system that will be constructed to perform to certain specified criteria.

•	Delivery of a working system is contingent upon a customer providing materials and services for which we were not contracted to provide, in accordance with our specifications.
•	Typically, we receive up front design fees before commencing design and engineering services.
•
The customer is required to make a series of progress payments as materials are fabricated, delivered, installed and tested, with final payment typically being due 30 days following acceptance of the system by the customer.

•
The customer has the ability to terminate the contract if it is unable to obtain the necessary financing or approvals or material changes to the estimate we provide upon execution of this agreement are required.  If the customer terminates a contract, it must make any progress payments due through the date of termination.

•	We typically provide a one-year warranty and, for a recurring monthly fee, an optional ongoing maintenance and service plan.
•	Confidentiality agreements exist prohibiting our customers from sharing any of our proprietary information.

Agreement entered into on June 18, 2009 between Boomerang USA Corp, a wholly-owned subsidiary of the Company, and Tawreed Companies Representation
•	Pursuant to the agreement, the parties incorporated Boomerang Systems Middle East LLC (“BSME”) an LLC in the Emirate of Abu Dhabi on July 21, 2009
•	The duration of BSME shall be 5 years and shall be automatically renewed for similar terms unless one party notifies the other of its willingness to dissolve BSME 90 days before the expiration date.
•	Tawreed and Boomerang USA own 51% and 49%, respectively, of BSME, all profits shall be split evenly and each party is required to contribute an equal amount of capital when needed.
•	The board of directors is comprised of four members, with each party appointing two directors.
•
The agreement provides that Boomerang USA will supply BSME with systems at a price that provides Boomerang USA will receive a fair profit margin.  BSME may determine the price at which it sells systems to its customers.

•	All intellectual property rights will remain in the sole property of Boomerang USA at all times.

Item 8. Financial Statements and Supplementary Data, page 30

Consolidated Statements of Operations, page F-3

3.
We note that you present stock-based compensation expense as a separate line item in your consolidated statements of operations.  Please revise future filings to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees consistent with SAB Topic 14F.  Further, consistent with SAB Topic 14F, you could consider disclosing the amount of expense related to share-based payment arrangements included in specific line items in the financial statements in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A.

We will revise future filings, beginning with the 10-K, to present stock-based compensation expense consistent with SAB Topic 14F in the financial statements.

4.
Further, consistent with the above, please revise your discussion in MD&A in future filings so that the discussion of your stock-based compensation is included as a component of your discussion of the relevant line item in which the amount is included.

We will revise future filings, beginning with the 10-K, to incorporate the Staff’s comments.

Note 13. Commitments and Contingencies, page F-24

5.	For your operating leases, please disclose in future filings the rent expense for each period for which a statement of operations is presented, as required by ASC 840-20-50-1.

We will disclose rent expense for each period for which a statement of operations is presented in future filings, beginning with the 10-K.

Item 9A. Controls and Procedures, page 30

6.
In future filings please include, as required by Item 308(a)(1) of Regulation S-K, a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant.  Further, please clarify, if true, that your disclosure relating to the use of the COSO criteria related to your assessment of the effectiveness of internal control over financial reporting.  Otherwise, please explain the context in which you provided this disclosure.  Refer to Item 308(a)(2) of Regulation S-K.

We will include a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting in future filings, beginning with the 10-K.  We will clarify in future filings that the disclosure relating to the use of the COSO criteria was related to our assessment of the effectiveness of internal control over financial reporting.

7.
We note your statement that “[a] control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.”  Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

We will revise future filings, beginning with the 10-K, to address the SEC’s comments about our disclosure controls and procedures.

Item 11.  Executive Compensation, page 35

8.	In future filings, provide the table required by Item 402(r) of Regulation S-K.

We will include this table in future filings, beginning with the 10-K.

Item 13.  Certain Relationships and Related Transactions, page 41

9.
With respect to the transaction with Route 94 Development Corporation described on page 43, please tell us the dollar value of the amount involved and the approximate dollar value of the amount of the related person’s interest in the transaction.  Refer to Item 404(a)(3) and (4) of Regulation S-K.  Also tell us where you filed as exhibits the agreement with Route 94 Development Corporation, as well as the agreements with related parties mentioned in the second, third, fourth and sixth paragraphs on page 42 and the third paragraph on page 43.

In negotiating the terms of the transaction, the parties did not consider the cost of building the facility or the fair market value of the rent-free lease, however the Company deemed the transaction to be in its best interests and fair and reasonable.  The Company considered this transaction to be a preferable alternative to entering into a long-term lease with Route 94 or a third party which requires cash rental payments, primarily due to the cash savings from the lack of rental payments, the site being immediately available with a favorable permitting environment and the facility being located in close proximity to the Company’s executive offices and easily accessible to potential customers.

We have filed the following exhibits reference above in our June 30, 2011 10-Q/A:

Ground Lease with Route 94 Development Corporation – filed as Exhibit 10.7

Equipment Lease with M&T Bank and personal guarantees of the lease – filed as Exhibit 10.8.

Boomerang loans with third-party bank, J and A Financing’s assumption of these loans, and conversion of J and A debt to common stock – filed as Exhibit 10.9

Promissory Note with Gail Mulvihill – filed as Exhibit 10.10

Promissory Note with Venturetek – filed as Exhibit 10.11

Coordinate Services – there is no formal agreement that exists with Gene Mulvihill, Jr. or Coordinate Services.

Item 15.  Exhibits, Financial Statement Schedules, page 44

10.	Please tell us where you have filed the employment agreement with Mr. Mulvihill mentioned on page 36.

Mr. Mulvihill’s employment agreement has been filed as Exhibit 10.6 to our June 30, 2011 10-Q/A.

Form 10-Q for the quarterly period ended June 30, 2011

Item 1.  Financial Statements, page 3

Consolidated Balance Sheets, page 3

11.
In future filings please remove the caption “audited” from your September 30, 2010 financial information because it is not covered by an audit report included in the filing.  Instead, you may disclose in a footnote that the September 30, 2010 financial information is derived from the audited financial statements in your Form 10-K for the fiscal year ended September 30, 2010.

The caption “audited” has been removed from the Balance Sheet and a footnote has been added, disclosing that the September 30, 2010 financial information is derived from the audited financial statements in the 10-K.  Also, the caption “audited” was removed from the tables in Footnotes 4, 5 and 6.

Consolidated Statements of Operations, page 4

12.	We refer to the line item “Stock-based compensation – financing.” Please tell us the nature of the transaction and the accounting related to this transaction.

The Company acknowledges that the item referred to above is improperly worded in the June 30, 2011 10-Q.  “Stock-based compensation – financing” refers to warrants that were issued in conjunction with borrowings under a Line of Credit and should be stated simply as a financing expense. There is no “compensation” as to imply services being performed. The accounting for the financing expense is correct as this is related to debt with warrants attached. This was accounted for in accordance with ASC 470-20-25 Debt with Conversion and Other Options – Recognition. We used the Black-Scholes Model to value these warrants.  This will be disclosed correctly in future filings, beginning with the June 30, 2011 10-Q/A.

Item 4.  Controls and Procedures, page 20

13.
We note that your current disclosure refers to a previous conclusion by management on the effectiveness of your disclosure controls and procedures and prior material weaknesses.  Please amend your Form 10-Q to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of June 30, 2011 as required by Item 307 of Regulation S-K.  Please also revise to describe, as necessary, the nature of any material weaknesses.

Our Form 10-Q/A has been amended to disclose the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures as of June 30, 2011.  There were no material weaknesses noted during the period, so all references to a material weakness have been removed.

Item 6.  Exhibits, page 30

14.
Footnote (2) to the exhibit index indicates that exhibits 10.1 through 10.4 were filed with the Form 10-Q; however, they do not appear to have been filed.  Please advise.  Also, please file the agreements mentioned in the penultimate paragraph on page 10 and the last paragraph on page 15.

Exhibits 10.1 through 10.4 have been filed with the June 30, 2011 10-Q/A.

Sincerely,

/s/ Joseph Bellantoni
Joseph Bellantoni
Chief Financial Officer
Boomerang Systems, Inc.